EXHIBIT 4(b)

CERTIFICATE OF BEMIS COMPANY, INC.

This Certificate is furnished to Wells Fargo Bank Minnesota, National Association as Rights Agent under the Rights Agreement dated as of July 29, 1999 (the “Agreement”) between Bemis Company, Inc. and Wells Fargo Bank Minnesota, National Association.  Capitalized terms have the meanings ascribed to them in the Agreement.

On January 29, 2004 the Board of Directors of Bemis Company, Inc. approved a two-for-one common stock split in the form of a 100% common stock dividend on its outstanding Common Shares.  The stock dividend is payable on March 1, 2004 to shareholders of record at the close of business of February 17, 2004.

The stock dividend results in the following adjustments under the terms of Section 11 of the Agreement:

From and after the payment of the stock dividend on March 1, 2004 each Common Share will continue to have one Right attached to it, with each Right thereafter entitling the registered holder of a Common Share to purchase from the Company one four-hundredth of a Preferred Share of the Company (that is, one-half of the previous fraction of a Preferred Share (one two-hundredth) that could be purchased per Right) at the price of $60 (that is, one-half of the previous purchase price per Right ($120)) per one four-hundredth of a Preferred Share, subject to any further adjustment that may be required under the terms of the Agreement.

IN WITNESS WHEREOF the undersigned has set his hand this 19th day of February 2004.

BEMIS COMPANY, INC.

BY:	/s/ Gene C. Wulf
Gene C. Wulf, Vice President,
Chief Financial Officer and Treasurer